FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated July 6, 2004, titled “CN announces US$800 million debt offering”.

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces US$800 million debt offering

MONTREAL, July 6, 2004 — CN today announced the terms of a US$800 million debt offering composed of US$300 million 4.25% Notes due 2009, and US$500 million 6.25% Debentures due 2034. CN expects to close the financing on July 9, 2004.

CN plans to use the estimated net proceeds of US$790 million to pay a portion of the cost of its recent acquisition of the railroad and marine holdings of Great Lakes Transportation LLC (GLT), and to finance a portion of the cost of its acquisition of BC Rail Ltd., the BC Rail Partnership and the right to operate over BC Rail’s railbed under a long–term lease.

CN completed the acquisition of GLT in May 2004. The BC Rail transaction received regulatory clearance on July 2, 2004, and is expected to close by the middle of this month.

Claude Mongeau, executive vice–president and chief financial officer, said: “CN is very pleased with the favourable terms of this financing, which positions us well to complete the acquisition of BC Rail first announced last fall.”

The debt offering is being made in the United States under the shelf–registration statement CN filed in October 2003 for up to US$1 billion of debt securities.

Lead managers of the debt offering are Citigroup and JPMorgan. Other managers are Banc of America Securities LLC, Harris Nesbitt, Scotia Capital, BNP PARIBAS, Banc One Capital Markets, Inc., RBC Capital Markets, and Wachovia Securities.

Canadian National Railway Company spans Canada and mid–America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 7, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary